Exhibit 99.2

TOP Financial Group Limited

Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	September 30, 2024	March 31, 2024
	(unaudited)
Assets
Cash and cash equivalents	$12,708,722	$25,919,945
Restricted cash	8,952,747	12,777,148
Receivables from broker-dealers and clearing organizations	12,649,685	4,002,982
Receivables from customers	3,923,517	3,510,142
Loans receivable, net	13,810,305	4,654,635
Loan receivable due from a related party, net	1,657,435	1,548,088
Securities owned, at fair value	416,271	946,619
Foreign currency forward contracts	272,824	468,919
Fixed assets, net	445,704	458,503
Intangible asset, net	64,356	63,890
Right of use assets	261,359	59,689
Long-term investments	3,504,204	2,004,204
Available-for-sale investment	998,266	991,862
Income tax recoverable	78,680	78,111
Other assets	352,670	158,106
Total assets	$60,096,745	$57,642,843

Liabilities and shareholders’ equity
Payable to customers	$19,349,833	$10,256,270
Payable to holders of structured notes	-	6,139,179
Accrued expenses and other liabilities	566,853	651,663
Lease liabilities	263,546	64,826
Total liabilities	$20,180,232	$17,111,938

Commitments and contingencies

Shareholders’ equity
Class A Ordinary shares (par value $0.001 per share, 140,000,000 shares and 140,000,000 shares authorized; 37,027,141 and 37,015,807 shares issued and outstanding at September 30, 2024 and March 31, 2024, respectively)*	37,028	37,017
Class B Ordinary shares (par value $0.001 per share, 10,000,000 shares and 10,000,000 shares authorized; nil and nil shares issued and outstanding at September 30, 2024 and March 31, 2024, respectively)*	-	-
Additional paid-in capital	28,933,883	28,903,950
Retained earnings	11,263,392	11,713,813
Accumulated other comprehensive loss	(317,790)	(123,875)
Total shareholders’ equity	39,916,513	40,530,905

Total liabilities and shareholders’ equity	$60,096,745	$57,642,843

*	The shares and per share information are presented on a retroactive basis to reflect the reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023
Revenues
Futures brokerage commissions	$968,213	$2,330,723
Trading solution service revenues	429,215	1,691,441
Trading gains from OTC business	145,579	-
Interest income from loan business	313,868	-
Other service revenues	38,534	239,503
Trading gains (losses)	(631,570)	2,252,043
Interest income and other	579,266	635,610
Total revenues	1,843,105	7,149,320

Expenses
Commission expenses	642,733	1,521,942
Compensation and benefits	865,590	622,908
Communications and technology	349,507	376,109
Occupancy	63,628	70,531
Travel and business development	38,497	85,156
Professional fees	212,733	768,626
Other administrative expenses	120,838	112,337
Total expenses	2,293,526	3,557,609

(Loss) income before income taxes	(450,421)	3,591,711
Income tax benefits	-	75,422
Net (loss) income	(450,421)	3,667,133

Other comprehensive (loss) income
Total foreign currency translation adjustment	(193,915)	58,539
Total comprehensive (loss) income	$(644,336)	$3,725,672

(Loss) earnings per share:
Basic and diluted	$(0.01)	$0.10

Weighted average number of ordinary shares outstanding:
Basic and diluted	37,023,752	35,007,821

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Shares*	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of March 31, 2023	35,004,635	$35,005	-	-	$25,172,567	$10,662,274	$81,477	$35,951,323
Share-based compensation	4,194	5	-	-	11,742	-	-	11,747
Acquisition of a subsidiary	-	-	-	-	-	(700,000)	-	(700,000)
Net income	-	-	-	-	-	3,667,133	-	3,667,133
Foreign currency translation adjustment	-	-	-	-	-		58,539	58,539
Balance as of September 30, 2023	35,008,829	$35,010	-	$-	$25,184,309	$13,629,407	$140,016	$38,988,742

Balance as of March 31, 2024	37,015,807	$37,017	-	-	$28,903,950	$11,713,813	$(123,875)	$40,530,905
Share-based compensation	11,334	11	-	-	29,933	-	-	29,944
Net loss	-	-	-	-	-	(450,421)	-	(450,421)
Foreign currency translation adjustment	-	-	-	-	-	-	(193,915)	(193,915)
Balance as of September 30, 2024	37,027,141	$37,028	-	$-	$28,933,883	$11,263,392	$(317,790)	$39,916,513

*	The shares and per share information are presented on a retroactive basis to reflect the reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2024	2023
Net cash (used in) provided by operating activities	$(8,161,492)	$2,479,914

Cash flows from investing activities:
Purchases of fixed assets	-	(2,973)
Investment in equity investees	(1,500,000)	-
Payment for acquisition of a subsidiary	-	(500,000)
Loans made to third parties	-	(2,000,000)
Collection of loans from third parties	-	5,000,000
Collection of loans from customers holding US stocks	-	2,303,203
Originated loans disbursements to customers	(7,048,758)	-
Net cash (used in) provided by investing activities	(8,548,758)	4,800,230

Effect of exchange rates on cash, cash equivalents and restricted cash	(325,374)	58,344

Net (decrease) increase in cash, cash equivalents and restricted cash	(17,035,624)	7,338,488
Cash, cash equivalents and restricted cash, beginning of period	38,697,093	17,845,893
Cash, cash equivalents and restricted cash, end of period	$21,661,469	$25,184,381
Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$244,106	$43,394

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes, net of refunds	$-	$-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets

	September 30, 2024	March 31, 2024
Cash and cash equivalents	$12,708,722	$25,919,945
Restricted cash	8,952,747	12,777,148
Total cash, cash equivalents, and restricted cash	$21,661,469	$38,697,093

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

1. Organization and description of business

TOP Financial Group Limited (formerly “Zhong Yang Financial Group Limited” and “ZYFGL”) (“TFGL”) is a company incorporated in the Cayman Islands with limited liability on August 1, 2019. TFGL is a parent holding company with no operations. Effective on July 13, 2022, the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” (“Name Change”).

TFGL has two wholly-owned subsidiaries, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), both which are investment holding entities formed under the laws and regulations of the British Virgin Islands on August 29, 2019.

Zhong Yang Securities Limited (“ZYSL”), a wholly-owned subsidiary of ZYSL (BVI), was established in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 41,400,000 (approximately $5.3 million). ZYSL is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts.

Zhong Yang Capital Limited (“ZYCL”), a wholly-owned subsidiary of ZYCL (BVI), was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately $0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management.

Eight subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), ZYXL (BVI) Limited (“ZYXL (BVI)”), ZYIL (BVI) Limited (“ZYIL (BVI)”) and ZYFL (BVI) Limited (“ZYFL (BVI)”) were incorporated under the laws of the British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022, July 14, 2022, November 11, 2022, and November 11, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On November 28, 2022, ZYPL (BVI) established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL (BVI) set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations of Republic of Singapore. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL (BVI), purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company. The acquisition of Win100 Wealth was considered to be a business combination under common control. As of the acquisition date, Win100 Wealth had no operating activities and there were no assets or liabilities balance, income or expense, or cash flows in the financial statement of Win100 Wealth. Therefore, there was no financial impact resulting from the acquisition of Win100 Wealth. On March 19, 2024, ZYIL (BVI) established Win100 Management Limited (“Win100 Management”) in accordance with laws and regulations of BVI.

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller”) for cash consideration of $700,000. The Seller is a company controlled by Junli Yang, the controlling shareholder of the Company. On closing of acquisition, Top 500 did not meet definition of a business as it had no process or output. The acquisition of Top 500 was considered to be an acquisition of net assets under common control. On the acquisition date, Top 500 recorded minimal net assets deficits of $5,200. The Company recorded a reduction of additional paid-in capital of $705,200 in the acquisition.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

1. Organization and description of business (continued)

TFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

On October 4, 2024, the Board of the Company approved the reclassification and redesignation of ordinary shares, and adoption of dual-class share capital structure. The details are as follows:

(i)	reclassify all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each (the “Class A Ordinary Shares”) with one (1) vote per share and with other rights attached to such shares as set forth in the second amended and restated memorandum and articles of association of the Company (the “M&A”) on a one for one basis;

(ii)	redesignate 10,000,000 authorized but unissued ordinary shares of the Company into10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”) with fifty (50) votes per share and with other rights attached to it in the M&A on a one for one basis; and

(iii)	redesignate the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one for one basis.

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) was completed on March 26, 2020 by carrying out a sequence of contemplated transactions, whereby the Company became the holding company of all entities discussed above.

Previous to the reorganization, both ZYSL and ZYCL were held by Zhong Yang Holdings Company (the “Predecessor Parent Company”), a company incorporated in Hong Kong with limited liability on April 21, 2015. The Predecessor Parent Company was owned 55.5% by Ms. Yang Junli, 20.2% by Ms. Ji An, 10% by Mr. Chen Tseng Yuan, 8.3% by Ms. Lo Yung Yung, 4% by Ms. Chen Hong, and 2% by Mr. Li Jian. The first step of the Reorganization was incorporating TFGL, which had then incorporated ZYSL (BVI) and ZYCL (BVI) on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from the Predecessor Parent Company to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. Hence, the Reorganization is considered to be under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies

Basis of presentation and principle of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheet as of September 30, 2024 and the unaudited condensed consolidated statements of operations and comprehensive (loss) income for the six months ended September 30, 2024 and 2023 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended March 31, 2024, which was filed with the SEC on July 30, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended March 31, 2024. The results of operations for the six months ended September 30, 2024 and 2023 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of the parent company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U. S. (“U.S. GAAP”) requires the use of estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Receivables from broker-dealers and clearing organizations

Receivables arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. The balance of receivables from broker-dealers and clearing organizations represents such receivables related to the Company’s customer trading activities and proprietary trading activities.

As of September 30, 2024 and March 31, 2024, receivables from broker-dealers and clearing organizations consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Receivables from broker-dealers and clearing organizations for futures customer accounts	$10,643,321	$3,739,268
Receivables from broker-dealers and clearing organizations for securities customer accounts	74,563	97,425
Receivables from broker-dealers and clearing organizations for securities proprietary trading	1,931,801	166,289
	$12,649,685	$4,002,982

Receivables from customers

Receivables from customers include the trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for expected credit losses. Revenues earned from the futures brokerage service are included in futures brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible are recorded as expected credit losses in the consolidated statements of operations. For the six months ended September 30, 2024 and 2023, allowance for expected credit losses were $nil.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Revenue Recognition

a)	Revenue from Contracts with Customers

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on April 1, 2018 using the modified retrospective approach. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information are not disclosed to the third party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it’s executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as trading incentive to certain customer. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. For the six months ended September 30, 2024 and 2023, the Company did not offer the volume rebates offered.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Trading solution services fees

The Company provides trading solution services to customers (e.g. individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through the internally developed proprietary investment management software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions to back-office settlement operations. The Company implements the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customer, which provides no incremental benefit to customer beyond permitting the access and use the hosted application. The Company identifies a single performance obligation from its contracts with customers. The Company charges each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per each transaction executed on the platform with a minimum monthly fee required. The Company recognizes the trading solution services as satisfied over the time.

Structured note subscription fees

The Company earns subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. The Company identifies a single performance obligation for each subscription service and recognizes subscription fee income when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

Other service revenues

The Company also provides other financial services including securities brokerage, consulting services, and currency exchange services, and earns securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts. For the six months ended September 30, 2024 and 2023, other revenues accounted for 2.1% and 3.4% of total revenues from Contracts with Customers, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Six Months Ended September 30,
	2024	2023
Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$109,127	$429,708
Commission on futures broking from overseas Exchanges	859,086	1,901,015
	968,213	2,330,723
Trading solution service revenues	429,215	1,691,441
Other service revenues	38,534	239,503
	$1,435,962	$4,261,667

b)	Trading gains, interest income and other

Trading gains and losses, interest income from loan business and other interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business. The Company subscribed for 50% of the structured note portfolio. According to the agreements among the Company and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated, (2) US common stocks, which are included in Securities owned, at fair value, and (3) foreign exchange forward purchased on the investment accounts in JP Morgan.

For the six months ended September 30, 2024, the Company provided the loan business to third party customers. The business was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans.

Interest and other income primarily consist of interests earned on bank deposit.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Translation of foreign currencies

The functional currencies are the U.S. dollar for the Company’s Cayman Islands operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, Australian dollar for Australian subsidiaries’ operations, and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive (loss) income. Gains or losses resulting from foreign currency transactions are included in net income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	March 31, 2024
HKD exchange rate for balance sheet items, except for equity accounts	7.7693	7.8259
AUD exchange rate for balance sheet items, except for equity accounts	1.4422	1.5328
SGD exchange rate for balance sheet items, except for equity accounts	1.2831	1.3475

	For the Six Months Ended September 30,
	2024	2023
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8084	7.8317
AUD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.5051	N/A
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.3362	1.3443

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included (i) money market funds which was included in cash and cash equivalents, (ii) US treasury notes which were recorded in the account of available-for-sale investment and (iii) securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of September 30, 2024 and March 31, 2024 and for the six months ended September 30, 2024, foreign currency forward contracts were categorized in Level 2 of the fair value hierarchy.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

As of September 30, 2024 and March 31, 2024, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, securities owned, at fair value, payables to customers and payables to holders of structured notes. The carrying amount of cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, payables to customers and payables to holders of structured notes approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of September 30, 2024 and March 31, 2024, mainly consist of common stock investments and are based upon quoted market price.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

2. Summary of significant accounting policies (continued)

Concentration

For the six months ended September 30, 2024, one customer accounted for approximately 35% of total revenue. For the six months ended September 30, 2023, one customer accounted for approximately 15% of total revenue.

For the six months ended September 30, 2024, two brokers accounted for approximately 81% and 16% of the total commission expenses. For the six months ended September 30, 2023, two brokers accounted for approximately 71%, and 22% of the total commission expenses.

As of September 30, 2024, the payable balance due to four customers accounted for approximately 63%, 11%, 7% and 5% of the total balance of payable to customers. As of March 31, 2024, the payable balance due to four customers accounted for approximately 24%, 22%, 13%, and 13% of the total balance of payable to customers.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

3. Receivables from customers

As of September 30, 2024 and March 31, 2024, receivables from customers consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Receivable due from trading solution services	$3,923,517	$3,510,142
Less: allowance for credit losses	-	-
	$3,923,517	$3,510,142

As of September 30, 2024 and March 31, 2024, the Company assessed collection from customers and did not deem it necessary to reserve for credit losses against receivables from customers.

4. Loans receivable

As of September 30, 2024 and March 31, 2024, loans receivable consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Receivable due from customers holding US stocks (i)	$2,099,930	$519,311
Less: allowance for expected credit loss on receivable due from customers holding US stocks	(11,322)	(11,240)
	2,088,608	508,071
Loans receivable (ii)	11,721,697	4,146,564
	$13,810,305	$4,654,635

(i)	The balance due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custody of the Company, and the customers shall fully pay the balance to the Company before they sell these stocks. As of September 30, 2024 and March 31, 2024, the Company had allowance for expected credit loss of $11,322 and $11,240, respectively, against the receivables due from these customers because the fair value of the stocks was below the receivables due from the customers.

(ii)	During the second half of the year ended March 31, 2024, the Company launched loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disburses loans to customers for a fixed period and charges interest from the customers. The principal and interest are repayable upon the maturity of the loans. As of September 30, 2024, the loans receivable were comprised of principal of $11,301,556 and interest of $420,141. As of March 31, 2024, the loans receivables were comprised of principal of $4,026,819 and interest of $119,745.

For the six months ended September 30, 2024, the Company recognized interest income of $313,868 from the loan business.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

5. Fixed assets, net

As of September 30, 2024 and March 31, 2024, fixed assets consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Investment properties	$415,509	$412,504
Computer and electronic equipment	46,802	57,130
Software	86,490	85,865
Less: accumulated depreciation	(103,097)	(96,996)
	$445,704	$458,503

Depreciation expense was $17,024 and $13,037 for the six months ended September 30, 2024 and 2023, respectively.

6. Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $192 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $10,117 and $9,385 for the six months ended September 30, 2024 and 2023, respectively.

7. Fair value

The following table presents information about the Company’s assets by major category measured at fair value on a recurring basis as of September 30, 2024 and March 31, 2024 and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of September 30, 2024 and March 31, 2024 are as follows:

	September 30, 2024
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$416,271	$416,271	$-	$-	$416,271
Money market fund	180,193	180,193	-	-	180,193
US Treasury notes	998,266	998,266	-	-	998,266
Foreign currency forward contracts	272,824	-	272,824	-	272,824
Total assets at fair value	$1,867,554	$1,594,730	$272,824	$-	$1,867,554

	March 31, 2024
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$946,619	$946,619	$-	$-	$946,619
Money market fund	175,373	175,373	-	-	175,373
US Treasury notes	991,862	991,862	-	-	991,862
Foreign currency forward contracts	468,919	-	468,919	-	468,919
Total assets at fair value	$2,582,773	$2,113,854	$468,919	$-	$2,582,773

There was no transfer between any levels during the six months ended September 30, 2024 and 2023, respectively.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

8. Operating lease

As of September 30, 2024, the Company had two non-cancelable office operating lease agreements with third-party lessors, with lease terms ranging between two years and three years. The lease agreements mature from March 2025 through September 2027.  The Company considers the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2024	March 31, 2024
	(unaudited)
Rights of use lease assets	$261,359	$59,689

Operating lease liabilities	$263,546	$64,826

The weighted average remaining lease terms and discount rates for the above operating leases were as follows.

	September 30, 2024	March 31, 2024
	(unaudited)
Remaining lease term and discount rate
Weighted average remaining lease term (years)	$2.87	$0.61
Weighted average discount rate	5%	5%

During the six months ended September 30, 2024 and 2023, the Company incurred total operating lease expense of $61,185 and $60,941, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2024:

Six months ending March 31, 2025	$72,332
Twelve months ending March 31, 2026	88,051
Twelve months ending March 31, 2027	88,051
Twelve months ending March 31, 2028	33,019
Total lease payment	281,453
Less: imputed interest	(17,907)
Present value of lease liabilities	$263,546

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

9. Long-term investments

As of September 30, 2024 and March 31, 2024, long-term investments consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Investment in a partnership	$256,420	$256,420
Investment in cost-method investees	3,247,784	1,747,784
	$3,504,204	$2,004,204

On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000) for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. As of September 30, 2024 and March 31, 2024, the limited partnership incurred limited operations, and the Company did not record its share of the operating loss of the limited partnership for the six months ended September 30, 2024 and 2023. As of September 30, 2024 and March 31, 2024, no significant impairment indicators have been noted in connection with the investment.

As of September 30, 2024 and March 31, 2024, the investments in cost-method investees represented investments in four and three privately held companies, respectively, over which the Company owned equity interest of neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in these privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuers. These privately held companies incurred minimal losses through September 30, 2024. For the six months ended September 30, 2024 and 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2024 and March 31, 2024, the Company did not recognize impairment against the investment security.

10. Share-based compensation

Effective on May 31, 2022, the Company employed three non-executive directors. As part of compensation expenses, the Company agreed to issue ordinary shares to the three directors. On quarterly basis, each director would receive ordinary shares with a fair value of $5,000, and the number of ordinary shares is determined by the closing market price on issuance dates.

For the six months ended September 30, 2023, the Company issued an aggregate of 4,194 ordinary shares to the three directors and recognized share-based compensation expense of $11,742.

For the six months ended September 30, 2024, the Company issued an aggregate of 11,334 ordinary shares to the three directors and recognized share-based compensation expense of $29,944.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

11. Equity

Ordinary shares

The Company’s authorized share capital is 50,000,000 ordinary shares, par value $0.001 per share. On August 1, 2019, the Company issued 50,000,000 ordinary shares, which was considered as being part of the reorganization of the Company. On October 4, 2024, the Board of the Company approved the adoption of a dual-class share capital structure, pursuant to which the Company (i) reclassified all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each; (ii) redesignated 10,000,000 authorized but unissued ordinary shares of the Company into10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”); and (iii) redesignated the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one-for-one basis.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 ordinary shares of US$0.001 par value each for no consideration. On September 9, 2021 the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 ordinary shares of a par value of US$0.001 per share. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 150,000,000 authorized shares, par value of US$0.001, of which 30,000,000 and 30,000,000 were issued and outstanding as of March 31, 2022 and 2021.

On June 3, 2022, the Company completed its IPO on NASDAQ. In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. In addition, the Company incurred offering costs of $2,507,160 related to the IPO, which was charged as a reduction against additional paid-in capital. The Company raised net proceeds of $22,492,840 from the IPO.

On June 17, 2022, the Company issued 50,000 ordinary shares to its US counsel as a service fee equivalent to $200,000 for successful listing. The Company recorded the issuance as a share-based compensation expense of $200,000 as additional paid-in capital.  On January 20, the US counsel and the Company entered into an agreement relating to cancellation of 50,000 ordinary shares. In return, the Company paid cash consideration of $200,000 as service fees to the Company. The Company reversed the ordinary shares and additional paid-in capital.

On February 11, 2024, the Company entered into a securities purchase agreement (“Private Placement”) with an investor providing for the issuance and sale of (i) 2,000,000 ordinary shares of the Company, par value $0.001 per share, and (ii) registered warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (“Registered Warrants”). The Company collected net proceeds of $4,389,992 from the private placement.

For the six months ended September 30, 2024 and 2023, the Company issued an aggregate of 11,334 and 4,194 ordinary shares, respectively, to three non-executive directors as part of their compensation.

As of September 30, 2024 and March 31, 2024, the Company had 37,027,141 and 37,015,807 Class A Ordinary shares issued and outstanding, respectively. As of September 30, 2024 and March 31, 2024, the Company had nil Class B Ordinary shares issued and outstanding.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

11. Equity (continued)

Registered Warrants

In connection with the Private Placement on February 11, 2024, the Company issued Registered Warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering at a purchase price of $2.50 per ordinary share and accompanying Registered Warrant. The Registered Warrants are exercisable immediately upon issuance and will expire three (3) months from the date of issuance. As of the expiry date on May 11, 2024, the Registered Warrants were not exercised.

As the warrants meet the criteria for equity classification under ASC 815-40, the warrants are classified as equity.

12. Income taxes

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended September 30, 2024 and 2023, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the Company’s subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of September 30, 2024 and March 31, 2024.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended September 30, 2024 and 2023, the Company had a current income tax benefits of $nil and $75,422, respectively.

13. Related party transaction and balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board
PRO800 Limited (“PRO800”)	Wholly owned by Ms. Junli Yang, the controlling shareholder of the Company

b. Related parties transactions

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from PRO800 for cash consideration of $700,000. The Company fully paid the cash consideration by the closing date.

TOP Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024 and 2023

13. Related party transaction and balance (continued)

c. Balance with related parties

	Nature	September 30, 2024	March 31, 2024

Mr. Huaixi Yang	Receivable due from customers – a related party	$1,657,435	$1,548,088

The balance due from Mr. Huaixi Yang represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custody of the Company, and the related parties shall fully settle the balance to the Company before they sell these stocks.

14. Regulatory requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of September 30, 2024 and March 31, 2024 and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2024:

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$386,135	$10,387,808	$10,001,673	2,690%
Zhong Yang Capital Limited	386,135	674,192	288,057	175%
Total	$772,270	$11,062,000	$10,289,730	1,432%

Capital requirements as of March 31, 2024:

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$383,342	$1,273,900	$890,558	332%
Zhong Yang Capital Limited	383,342	636,850	253,508	166%
Total	$766,684	$1,910,750	$1,144,066	249%